SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

STAAR SURGICAL COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

852312305

(CUSIP Number)

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

216-566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Not applicable

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 852312305	13D	Page 2 of 3 Pages

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by Dr. Joern S. Joergensen and EuroEyes Holding AG on May 26, 2015 (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of STAAR Surgical Company, a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction.

On July 21, 2015, Dr. Joern Joergensen sent a letter to Ms. Caren Mason, the President and Chief Executive Officer of the Company, relating to his concerns regarding the Company and its board of directors, including the voting results from the Company’s annual meeting of shareholders held on July 8, 2015. A copy of the letter is attached as an exhibit to this Statement.

Item 7. Material to Be Filed as Exhibits.

99.1	Letter dated July 21, 2015 sent by Dr. Joern Joergensen to Ms. Caren Mason, the President and Chief Executive Officer of STAAR Surgical Company.

CUSIP No. 852312305	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: July 22, 2015

JOERN S. JOERGENSEN

/s/ Joern S. Joergensen

EUROEYES HOLDING AG

Signature:	/s/ Joern S. Joergensen
Name:	Joern S. Joergensen
Title:	Director